                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

  X      Annual report pursuant to Section 15(d) of the Securities Exchange Act
-----      of 1934 (No fee required)

For the fiscal year ended March 31, 1999
                          ----------------------------------

or


         Transaction report pursuant to Section 15(d) of the Securities Exchange
-----      Act of 1934 (No fee required)

         For the transaction period from ___________ to _________

         Commission file number 0-14379
                                ----------------------------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below Tucker Federal Savings and Loan Association
                                    -------------------------------------------
401(K) Savings and Employees Stock Ownership Plan, 2355 Main Street, Tucker,
----------------------------------------------------------------------------
Georgia 30084-4442
---------------------

         B. Name of insurer of the securities held pursuant to the plan and the address of its principal executive office Eagle Bancshares, Inc. 4419 Cowan
                                          ----------------------------------
Road, Tucker, Georgia 30084-4441
-----------------------------------

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    Tucker Federal S&L Assoc. 401(K) & ESOP Plan
                                    --------------------------------------------
                                                  (Name of Plan)



Date  September 27, 1999            By /s/ Ernest F. Ritter, Jr.
      ------------------               -------------------------
                                           (Signature)1



                                    Ernest F. Ritter, Jr.
                                    Vice President






---------------------------------------------
    1 Print name and title of the signing official under the signature.

                        TUCKER FEDERAL SAVINGS AND LOAN
                                  ASSOCIATION
                       401(K) SAVINGS AND EMPLOYEE STOCK
                                 OWNERSHIP PLAN


                              FINANCIAL STATEMENTS
                            MARCH 31, 1999 AND 1998

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


                              FINANCIAL STATEMENTS
                            MARCH 31, 1999 AND 1998



                                    CONTENTS




INDEPENDENT AUDITOR'S REPORT


FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Benefits as of March 31, 1999 and 1998

    Statements of Changes in Net Assets Available for Benefits for the years ended March 31, 1999 and 1998

    Notes to Financial Statements


SUPPLEMENTARY SCHEDULES:

    Form 5500 Item 27a - Schedule of Assets Held for Investment Purposes

    Form 5500 Item 27d - Schedule of Reportable
       Transactions

                      [WINDHAM BRANNON, P.C. LETTERHEAD]







                          INDEPENDENT AUDITOR'S REPORT


To The Administrative Committee
of Tucker Federal Savings and Loan Association
401(k) Savings and Employee Stock Ownership Plan

        We have audited the accompanying statements of net assets available for benefits of the TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION 401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN (the Plan) as of March 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based upon our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

        Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                            /s/ Windham Brannon, P.C.

                                            WINDHAM BRANNON, P.C.
                                            Certified Public Accountants
August 23, 1999

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                 MARCH 31, 1999

----------------------------------------------------------------------------------------------------------------------------------

                                                                                  Participant Directed
                                                   -------------------------------------------------------------------------------
                                                   Guaranteed                                              Eagle      Unallocated
                                                    Interest    Balanced    Core Equity  International   Bancshares     Employer
                                                      Fund        Fund         Fund       Equity Fund       Fund      Contribution
                                                      ----        ----         ----       -----------       ----      ------------
ASSETS:
   Cash                                          $      --      $      --    $       --     $     --      $   26,165     $    --
                                                 ---------      ---------    ----------     --------      ----------     -------
   Investments, at fair value
       Shares of registered investment companies:
           MassMutual Guaranteed Interest Fund II  924,598             --            --           --              --          --
           MassMutual Balanced Fund                     --        821,252            --           --              --          --
           MassMutual Core Equity Fund                  --             --     1,201,485           --              --          --
           MassMutual International Equity Fund         --             --            --      605,262              --          --
       Eagle Bancshares, Inc. Common Stock              --             --            --           --       1,466,799          --
                                                 ---------      ---------    ----------     --------      ----------     -------
           Total Investments                       924,598        821,252     1,201,485      605,262       1,466,799          --
                                                 ---------      ---------    ----------     --------      ----------     -------
   Receivables:
       Overpayments                                     --             --            --           --              --          --
       Participant contributions                     9,125         12,569        26,740        9,852          25,192          --
       Employer contributions                       39,292         44,019        86,463       38,583              --      32,874
                                                 ---------      ---------    ----------     --------      ----------     -------
           Total Receivables                        48,417         56,588       113,203       48,435          25,192      32,874
                                                 ---------      ---------    ----------     --------      ----------     -------
           Total Assets                            973,015        877,840     1,314,688      653,697       1,518,156      32,874

LOANS PAYABLE                                           --             --            --           --              --          --

INTEREST PAYABLE                                        --             --            --           --              --          --

DISTRIBUTIONS PAYABLE                                   --             --            --           --              --          --

PENDING FUND TRANSFERS                             (14,859)         4,220        24,280        4,227          84,741          --
                                                 ---------      ---------    ----------     --------      ----------     -------

NET ASSETS AVAILABLE FOR BENEFITS                $ 958,156      $ 882,060    $1,338,968     $657,924      $1,602,897   $32,874
                                                 =========      =========    ==========     ========      ==========   =======


----------------------------------------------------------------------------------------------------------------------------------

                                                              Non-Participant
                                                                 Directed
                                                       ----------------------------
                                                          Eagle            Eagle
                                                        Bancshares      Bancshares
                                                        Allocated       Unallocated         Cash             Total
                                                        ---------       -----------         ----             -----

ASSETS:
   Cash                                                $    75,322           27,921       $ 50,641       $    180,049
                                                       -----------       ----------       --------       ------------
   Investments, at fair value
       Shares of registered investment companies:
           MassMutual Guaranteed Interest Fund II               --               --             --            924,598
           MassMutual Balanced Fund                             --               --             --            821,252
           MassMutual Core Equity Fund                          --               --             --          1,201,485
           MassMutual International Equity Fund                 --               --             --            605,262
       Eagle Bancshares, Inc. Common Stock               4,056,077        1,498,357             --          7,021,233
                                                       -----------       ----------       --------       ------------

           Total Investments                             4,056,077        1,498,357             --         10,573,830
                                                       -----------       ----------       --------       ------------

   Receivables:
       Overpayments                                             --               --         32,985             32,985
       Participant contributions                                --               --             --             83,478
       Employer contributions                                   --          123,037             --            364,268
                                                       -----------       ----------       --------       ------------

           Total Receivables                                    --          123,037         32,985            480,731
                                                       -----------       ----------       --------       ------------

           Total Assets                                  4,131,399        1,649,315         83,626         11,234,610

LOANS PAYABLE                                                   --       (1,977,814)            --         (1,977,814)

INTEREST PAYABLE                                                --          (63,489)            --            (63,489)

DISTRIBUTIONS PAYABLE                                       (5,331)              --         (5,305)           (10,636)

PENDING FUND TRANSFERS                                      (1,698)         (22,590)       (78,321)                --
                                                       -----------       ----------       --------       ------------

NET ASSETS AVAILABLE FOR BENEFITS                      $ 4,124,370       $ (414,578)      $     --       $  9,182,671
                                                       ===========       ==========       ========       ============


The accompanying notes are an integral part of these financial statements.

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                 MARCH 31, 1998


----------------------------------------------------------------------------------------------------------------------------------

                                                                                  Participant Directed
                                                     -----------------------------------------------------------------------------
                                                     Guaranteed                                                          Eagle
                                                      Interest      Balanced        Core Equity     International     Bancshares
                                                        Fund          Fund             Fund          Equity Fund         Fund
                                                        ----          ----             ----          -----------         ----
ASSETS:
   Cash                                               $     --     $        --      $        --      $        --      $   103,401
                                                      --------     -----------      -----------      -----------      -----------
   Investments, at fair value
       Shares of registered investment companies:
           MassMutual Guaranteed Interest Fund II      942,779              --               --               --               --
           MassMutual Balanced Fund                         --         661,138               --               --               --
           MassMutual Core Equity Fund                      --              --        1,016,396               --               --
           MassMutual International Equity Fund             --              --               --          836,849               --
       Eagle Bancshares, Inc. Common Stock                  --              --               --               --        1,596,536
                                                      --------     -----------      -----------      -----------      -----------

           Total Investments                           942,779         661,138        1,016,396          836,849        1,596,536
                                                      --------     -----------      -----------      -----------      -----------

   Receivables:
       Participant contributions                         9,987          11,552           18,439           14,049           20,245
       Employer contributions                           38,797          33,679           57,896           43,590               --
                                                      --------     -----------      -----------      -----------      -----------
           Total Receivables                            48,784          45,231           76,335           57,639           20,245
                                                      --------     -----------      -----------      -----------      -----------
           Total Assets                                991,563         706,369        1,092,731          894,488        1,720,182

LOANS PAYABLE                                               --              --               --               --               --

INTEREST PAYABLE                                            --              --               --               --               --

DISTRIBUTIONS PAYABLE                                       --              --             (173)              --               --

PENDING FUND TRANSFERS                                   3,687          (1,165)          (1,529)            (135)            (858)
                                                      --------     -----------      -----------      -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS                     $995,250     $   705,204      $ 1,091,029      $   894,353      $ 1,719,324
                                                      ========     ===========      ===========      ===========      ===========


----------------------------------------------------------------------------------------------------------------------------------

                                                      Participant          Non-Participant
                                                       Directed               Directed
                                                     ------------    --------------------------
                                                      Unallocated      Eagle           Eagle
                                                       Employer      Bancshares     Bancshares
                                                     Contribution    Allocated      Unallocated           Total
                                                     ------------    ---------      -----------           -----

ASSETS:
   Cash                                               $       --     $   55,642     $         --      $    159,043
                                                      ----------     ----------     ------------      ------------
   Investments, at fair value
       Shares of registered investment companies:
           MassMutual Guaranteed Interest Fund II             --             --               --           942,779
           MassMutual Balanced Fund                           --             --               --           661,138
           MassMutual Core Equity Fund                        --             --               --         1,016,396
           MassMutual International Equity Fund               --             --               --           836,849
       Eagle Bancshares, Inc. Common Stock                    --      5,939,364          170,107         7,706,007
                                                      ----------     ----------     ------------      ------------

           Total Investments                                  --      5,939,364          170,107        11,163,169
                                                      ----------     ----------     ------------      ------------

   Receivables:
       Participant contributions                              --             --               --            74,272
       Employer contributions                             22,214             --          274,168           470,344
                                                      ----------     ----------     ------------      ------------

           Total Receivables                              22,214             --          274,168           544,616
                                                      ----------     ----------     ------------      ------------

           Total Assets                                   22,214      5,995,006          444,275        11,866,828

LOANS PAYABLE                                                 --             --         (165,072)         (165,072)

INTEREST PAYABLE                                              --             --           (5,036)           (5,036)

DISTRIBUTIONS PAYABLE                                         --             --               --              (173)

PENDING FUND TRANSFERS                                        --             --               --                --
                                                      ----------     ----------     ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS                     $   22,214     $5,995,006     $    274,167      $ 11,696,547
                                                      ==========     ==========     ============      ============


The accompanying notes are an integral part of these statements.

                 TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
               401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                       FOR THE YEAR ENDED MARCH 31, 1999


-------------------------------------------------------------------------------------------------------------------------------

                                                                                  Participant Directed
                                                         ----------------------------------------------------------------------
                                                          Guaranteed                                                   Eagle
                                                           Interest     Balanced      Core Equity  International    Bancshares
                                                             Fund         Fund           Fund       Equity Fund        Fund
                                                             ----         ----           ----       -----------        ----
ADDITIONS TO NET ASSETS:
  Investment income                                       $  64,298     $  10,879     $     8,552     $   3,562     $    68,688
  Net appreciation (depreciation) in current value of            --        22,375          22,458       (41,598)       (600,809)
     investments                                          ---------     ---------     -----------     ---------     -----------

         Total Investment Income                             64,298        33,254          31,010       (38,036)       (532,121)
                                                          ---------     ---------     -----------     ---------     -----------
  Participant contributions and rollovers                   130,144       142,476         307,535       125,300         327,666
                                                          ---------     ---------     -----------     ---------     -----------
  Employer contributions:
     Other receivables                                           --            --              --            --              --
     Employer match                                          45,171        47,696          94,575        41,227              --
     ESOP contribution                                           --            --              --            --              --
     Forfeitures                                             (5,879)       (3,677)         (8,112)       (2,644)             --
                                                          ---------     ---------     -----------     ---------     -----------

         Total Employer Contributions                        39,292        44,019          86,463        38,583              --
                                                          ---------     ---------     -----------     ---------     -----------

         Total Additions (Reductions)                       233,734       219,749         425,008       125,847        (204,455)
                                                          ---------     ---------     -----------     ---------     -----------

DEDUCTIONS FROM NET ASSETS:
  Administrative fees                                         4,996         4,036           6,134         3,563              --
  Benefits paid to participants                             268,121        40,955         172,303       310,692          98,530
  Interest expense                                               --            --              --            --              --
                                                          ---------     ---------     -----------     ---------     -----------

         Total Deductions From Net Assets                   273,117        44,991         178,437       314,255          98,530
                                                          ---------     ---------     -----------     ---------     -----------

  Net increase (decrease) prior to interfund transfers      (39,383)      174,758         246,571      (188,408)       (302,985)
  Interfund transfers                                         2,289         2,098           1,368       (48,021)        186,558
                                                          ---------     ---------     -----------     ---------     -----------

NET INCREASE (DECREASE)                                     (37,094)      176,856         247,939      (236,429)       (116,427)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of Year                                         995,250       705,204       1,091,029       894,353       1,719,324
                                                          ---------     ---------     -----------     ---------     -----------

  End of Year                                             $ 958,156     $ 882,060     $ 1,338,968     $ 657,924     $ 1,602,897
                                                          =========     =========     ===========     =========     ===========


----------------------------------------------------------------------------------------------------------------------------------

                                                          Participant            Non-Participant
                                                           Directed                 Directed
                                                         ------------       --------------------------
                                                          Unallocated         Eagle           Eagle
                                                           Employer         Bancshares     Bancshares
                                                         Contribution       Allocated      Unallocated     Cash          Total
                                                         ------------       ---------      -----------     ----          -----
ADDITIONS TO NET ASSETS:
  Investment income                                        $      --      $   269,718      $      --      $     --    $    425,697
  Net appreciation (depreciation) in current value of             --       (2,041,967)      (418,281)           --      (3,057,822)
                                                           ---------      -----------      ---------      --------    ------------
     investments

         Total Investment Income                                  --       (1,772,249)      (418,281)           --      (2,632,125)
                                                           ---------      -----------      ---------      --------    ------------

  Participant contributions and rollovers                         --               --             --            --       1,033,121
                                                           ---------      -----------      ---------      --------    ------------

  Employer contributions:
     Other receivables                                            --               --             --                            --
     Employer match                                          103,908               --             --            --         332,577
     ESOP contribution                                            --          127,323        123,037            --         250,360
     Forfeitures                                             (71,034)              --             --            --         (91,346)
                                                           ---------      -----------      ---------      --------    ------------

         Total Employer Contributions                         32,874          127,323        123,037            --         491,591
                                                           ---------      -----------      ---------      --------    ------------

         Total Additions (Reductions)                         32,874       (1,644,926)      (295,244)           --      (1,107,413)
                                                           ---------      -----------      ---------      --------    ------------

DEDUCTIONS FROM NET ASSETS:
  Administrative fees                                             --               --             --            --          18,729
  Benefits paid to participants                                   --          391,533             --            --       1,282,134
  Interest expense                                                --               --        105,600            --         105,600
                                                           ---------      -----------      ---------      --------    ------------

         Total Deductions From Net Assets                         --          391,533        105,600            --       1,406,463
                                                           ---------      -----------      ---------      --------    ------------

  Net increase (decrease) prior to interfund transfers        32,874       (2,036,459)      (400,844)           --      (2,513,876)
  Interfund transfers                                        (22,214)         165,823       (287,901)           --              --
                                                           ---------      -----------      ---------      --------    ------------

NET INCREASE (DECREASE)                                       10,660       (1,870,636)      (688,745)           --      (2,513,876)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of Year                                           22,214        5,995,006        274,167            --      11,696,547
                                                           ---------      -----------      ---------      --------    ------------

  End of Year                                              $  32,874      $ 4,124,370      $(414,578)     $     --    $  9,182,671
                                                           =========      ===========      =========      ========    ============


  The accompanying notes are an integral part of these financial statements.

                 TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
               401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                       FOR THE YEAR ENDED MARCH 31, 1998


-------------------------------------------------------------------------------------------------------------------------------

                                                                                  Participant Directed
                                                         ----------------------------------------------------------------------
                                                          Guaranteed                                                  Eagle
                                                           Interest     Balanced      Core Equity  International    Bancshares
                                                             Fund         Fund           Fund       Equity Fund       Fund
                                                             ----         ----           ----       -----------       ----
ADDITIONS TO NET ASSETS:
  Investment income                                      $  69,745    $    20,604    $    13,145    $    11,143    $   35,165
  Net appreciation in current value of investments              --        115,630        239,167        127,230       580,142
                                                         ---------    -----------    -----------    -----------    ----------
         Total Investment Income                            69,745        136,234        252,312        138,373       615,307
                                                         ---------    -----------    -----------    -----------    ----------
  Participant contributions                                120,573        101,032        170,796        141,356       244,955
                                                         ---------    -----------    -----------    -----------    ----------
  Employer contributions:
     Employer match                                         40,174         35,076         58,610         44,142            --
     ESOP contribution                                          --             --             --             --            --
     Forfeitures                                            (1,049)        (1,397)          (712)          (552)           --
                                                         ---------    -----------    -----------    -----------    ----------
         Total Employer Contributions                       39,125         33,679         57,898         43,590            --
                                                         ---------    -----------    -----------    -----------    ----------
         Total Additions                                   229,443        270,945        481,006        323,319       860,262
                                                         ---------    -----------    -----------    -----------    ----------

DEDUCTIONS FROM NET ASSETS:
  Administrative fees                                        5,154          3,035          3,683          3,267            --
  Benefits paid to participants                            117,082         35,904         45,033         22,387        81,784
  Interest expense                                              --             --             --             --            --
                                                         ---------    -----------    -----------    -----------    ----------
         Total Deductions From Net Assets                  122,236         38,939         48,716         25,654        81,784
                                                         ---------    -----------    -----------    -----------    ----------
  Net increase prior to interfund transfers                107,207        232,006        432,290        297,665       778,478
  Interfund transfers                                      (20,374)       (35,318)       122,849         60,105       121,944
                                                         ---------    -----------    -----------    -----------    ----------
NET INCREASE                                                86,833        196,688        555,139        357,770       900,422

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of Year                                        908,417        508,516        535,890        536,583       818,902
                                                         ---------    -----------    -----------    -----------    ----------
  End of Year                                            $ 995,250    $   705,204    $ 1,091,029    $   894,353    $1,719,324
                                                         =========    ===========    ===========    ===========    ==========


---------------------------------------------------------------------------------------------------------------------

                                                          Participant         Non-Participant
                                                           Directed               Directed
                                                         ------------     ---------------------------
                                                          Unallocated        Eagle          Eagle
                                                           Employer        Bancshares    Bancshares
                                                         Contribution      Allocated     Unallocated         Total
                                                         ------------      ---------     -----------         -----
ADDITIONS TO NET ASSETS:
  Investment income
  Net appreciation in current value of investments        $        --     $  155,561    $         --     $    305,363
                                                                   --      2,207,172          82,401        3,351,742
                                                          -----------     ----------    ------------     ------------
         Total Investment Income                                   --      2,362,733          82,401        3,657,105
                                                          -----------     ----------    ------------     ------------
  Participant contributions                                        --             --              --          778,712
                                                          -----------     ----------    ------------     ------------

Employer contributions:
     Employer match                                            79,408             --              --          257,410
     ESOP contribution                                             --             --         274,168          274,168
     Forfeitures                                              (57,194)            --              --          (60,904)
                                                          -----------     ----------    ------------     ------------
         Total Employer Contributions                          22,214             --         274,168          470,674
                                                          -----------     ----------    ------------     ------------

         Total Additions                                       22,214      2,362,733         356,569        4,906,491
                                                          -----------     ----------    ------------     ------------
DEDUCTIONS FROM NET ASSETS:
  Administrative fees                                              --             --              --           15,139
  Benefits paid to participants                                    --        399,624              --          701,814
  Interest expense                                                 --             --          58,923           58,923
                                                          -----------     ----------    ------------     ------------
         Total Deductions From Net Assets                          --        399,624          58,923          775,876
                                                          -----------     ----------    ------------     ------------
  Net increase prior to interfund transfers                    22,214      1,963,109         297,646        4,130,615
  Interfund transfers                                        (110,342)       110,795        (249,659)              --
                                                          -----------     ----------    ------------     ------------

NET INCREASE (DECREASE)                                       (88,128)     2,073,904          47,987        4,130,615

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of Year                                           110,342      3,921,102         226,180        7,565,932
                                                          -----------     ----------    ------------     ------------

  End of Year                                             $    22,214     $5,995,006    $    274,167     $ 11,696,547
                                                          ===========     ==========    ============     ============


The accompanying notes are an integral part of these financial statements.

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS
                            MARCH 31, 1999 AND 1998



1.       DESCRIPTION OF PLAN

         The following description of Tucker Federal Savings and Loan Association 401(k) Savings and Employee Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

         The Plan is a defined contribution plan covering all employees of Tucker Federal Bank (Company) with one year of service, one thousand hours of service in the Plan year, and who are age twenty-one or older. It is administered by an Administrative Committee and Trustees who are employees of the Company. Committee members are designated by the Board of Directors of Eagle Bancshares, Inc. and Subsidiaries (Bancshares), the parent company of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Prior to April 1, 1994, the retirement plan known as the Tucker Federal Savings and Loan Association and Subsidiary 401(k) Retirement Plan did not offer Bancshares' stock as a participant directed investment choice. Effective April 1, 1994, the plan and the Tucker Federal Savings and Loan Association Employee Stock Ownership Plan were merged. The plan documents were restated to reflect the provision of both plans. Under the Plan, participants may direct deferred salary monies towards purchasing Bancshares' stock as a participant directed investment choice in the Plan.

         In February 1998, the Trustees of the Plan approved for inclusion into the Plan the assets of the Southern Crescent Financial Corporation Profit Sharing Plan ("Merged Entity"). The assets of the merged entity are approximately $575,000, and will be rolled into the Plan in the near future. The employees of the Merged Entity enrolled into the Plan as of April 1, 1998. Also, the Trustees agreed to allow the Merged Entity employees having at least one year of employment prior to April 1, 1998, to share in the March 31, 1998 ESOP contribution.

CONTRIBUTIONS

         For the years ended March 31, 1999 and 1998, employees could contribute to the participant directed portion of the Plan up to twenty-five percent of their compensation to the Plan, not to exceed $10,000 and subject to certain other limitations. In 1999 and 1998, the Company matched 50% of employee contributions up to 6% of an employee's compensation. The matching percentage and percentage of employee's compensation the Company matches is discretionary and can be adjusted by the Board of Directors of the Company each year.

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS
                            MARCH 31, 1999 AND 1998



         The Company may also contribute to the non-participant directed portion of the Plan, from its current or accumulated net profits, an amount determined annually at the discretion of the Company's Board of Directors. The Company's contributions for the Plan years ending March 31, 1999 and 1998 were $250,000 and $274,168, respectively.

         The non-participant directed portion of the Plan operates as a leveraged employee stock ownership plan and is designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986 (Code), and the regulations thereunder, and is subject to the applicable provisions of ERISA.

PARTICIPANT ACCOUNTS

         Each participant's directed account is credited with participant voluntary contributions, the Company's matching contribution and earnings of their directed account. Participants having 1,000 or more hours of service during the Plan year and being employed on the last day of the Plan year have an ESOP account which is credited with the Company's ESOP contribution and dividend income. The ESOP contribution is allocated in the same proportion that the annual compensation for each participant bears to the total annual compensation paid to all participant's for the Plan year. Dividends are allocated based on the number of shares owned by each participant's ESOP account. As ESOP contributions and dividend income are used by the Trust to reduce the principle balance of any outstanding ESOP loan, Eagle Bancshare's stock equal in value to such ESOP contributions and dividend income is allocated to each participant's ESOP account.

         The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. Forfeitures for the years ended March 31, 1999 and 1998 were $91,346 and $60,904, respectively. As of March 31, 1999, $152,756 of the net asset balance represented amounts allocated to accounts of persons who, at the financial statement date, had elected to withdraw from the Plan but had not been paid. In addition, $1,811,511 of the net asset balance represented amounts allocated to accounts of retired or separated participants entitled to receive future benefits.

         All Eagle Bancshare's stock held in the Trust shall generally be voted by the Trustees. However, each participant may direct the Trustees as to the exercise of any voting rights attributable to shares then allocated to participant directed and non-participant directed Eagle Bancshare accounts. As a matter of practice, on all shareholder voting matters the Trustees solicit instruction from participants.

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS
                            MARCH 31, 1999 AND 1998



INVESTMENTS

         Participants direct their voluntary contributions and the employer matching contributions into five investment options, which may be changed quarterly.

VESTING

         Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the remainder of their accounts is based on years of service. Participants become fully vested after six years of service with the Company. Vesting begins with two years of service and continues on a sliding scale through the sixth year.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will automatically become 100% vested in their accounts.

BENEFIT PAYMENTS

         Upon termination, retirement, death, or disability, participants may elect to have their account balance paid in a lump sum, in installments, or to defer commencement of benefit payments. If employment is terminated during the Plan year for reasons other than normal retirement or death, and the participant's account balance is $3,500 or less, a lump sum payment of the account balance will be made during the Plan year in which the event occurs or as soon thereafter as is reasonably practical.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

         The Plan's investments are stated at fair value. Shares of registered investment companies owned in the Plan are valued at quoted market prices which represent the net asset value of the securities held by the registered investment company.

         As of March 31, 1999 and 1998, Bancshares' stock was recorded by the Plan at a fair value of $17.25 and $25.38 per share, respectively. Fair value is determined by its quoted market price.

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS
                            MARCH 31, 1999 AND 1998



         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. The majority of administrative expenses for the Plan are paid directly by the Company.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.       INVESTMENTS

         All of each participant's directed investments except Eagle Bancshares Fund are held by Massachusetts Mutual Life Insurance Company in pooled separate account funds and guaranteed interest account funds. A description of each investment option follows:

         Investments through Annuity Contracts with Massachusetts Mutual:

                Guaranteed Interest Fund - This fund guarantees a fixed rate of return to participants. The fund's portfolio is composed primarily of high quality, fixed income investments including public bonds, private placements, commercial mortgage loans, and short-term investments.

                Balanced Fund (Separate Investment Account M) - This account focuses on an above average rate of return over an extended period of time consistent with the preservation of capital values during periods of adverse market conditions. The separate account purchases shares of Mass Mutual Balanced Fund
                - a mutual fund which invests primarily in a mix of fixed-income and equity securities, and money market investments. Asset allocation targets are 45% to 65% stocks, 10% to 25% bonds, and 10% to 45% cash. As economic and financial market conditions change, the allocations within the ranges are adjusted to take advantage of the changing conditions.

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS
                            MARCH 31, 1999 AND 1998



                Core Equity Fund (Separate Investment Account A) - This account focuses on constructing a portfolio of companies of superior investment quality, selling at discounted valuation levels. The separate account purchases shares of Mass Mutual Value Equity Fund - a mutual fund which invests primarily in common stocks of larger, well-established companies with market capitalizations in excess of $2 billion and a history of operations of five years or more.

                International Equity Fund (Separate Investment Account I) - This account purchases shares of Mass Mutual International Equity Fund - a mutual fund which invests in a diversified portfolio of common stocks of companies domiciled in foreign countries and the United States. The fund generally has 75% of its assets invested in foreign countries in industries that are expected to experience above average rates of growth over the long term. The fund is diversified by country and industry group to moderate risk.

                Eagle Bancshares Fund - This fund allows the employees to accumulate capital ownership of Bancshares through investments in the publicly traded shares of Eagle Bancshares, Inc.

         Additional investments at March 31, 1999 and 1998 consist solely of 407,028 and 303,685 shares of Bancshares' common stock at a fair value of $7,021,233 and $7,706,007 (See Note 2) and a cost of $5,593,630 and $3,361,793, respectively.

4.       TAX STATUS

         The Internal Revenue Service has determined and informed the Company by letter dated April 8, 1996, that the Plan is qualified under the appropriate sections of the Code.

5.       LOANS PAYABLE

         On February 15, 1996, the Plan entered into $1,000,000 term loan agreement with bancshares. The loan bears interest at a rate of 8.25% annually and was repaid during 1998.

         On July 10, 1998, the Plan entered into $2,000,000 term loan agreement with Bancshares. The loan bears interest at a rate of 8.50% annually.

         The proceeds of the loan were used to purchase Bancshares' common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over ten years with a maturity date of July 10, 2008.

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                             #58-0674574 PLAN #002
                                 MARCH 31, 1999



Form 5500, Item 27a - Schedule of Assets Held for Investment Purposes:


Identity of Issue                      Description                       Current Value
-----------------                      -----------                       -------------

MassMutual Guaranteed
   Interest Fund II                                                      $    924,598

MassMutual Balanced Fund               2,253.2365 units                       821,252

MassMutual Core Equity Fund            238.9108 units                       1,201,485

MassMutual International Equity Fund   2,475.1536 units                       605,262

Eagle Bancshares, Inc.                 407,028 shares of common stock       7,021,233
                                                                         ------------

    Total Investments                                                    $ 10,573,830
                                                                         ============

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                             #58-0674574 PLAN #002
                                 MARCH 31, 1999



Form 5500, Item 27d - Schedule of Reportable Transactions:

         There are no reportable transactions involving Bancshares' stock for the Plan year ended March 31, 1999.

         Massachusetts Life Insurance Company is not required to provide reportable transaction schedules.